UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

12 June 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Network Logistics opens PCC for Somerfield, 12 June 2006

12 June 2006

TNT Network Logistics opens PCC for Somerfield

TNT Network Logistics has established a new South East primary consolidation centre (PCC) for Somerfield Ltd as part of the company's Ambient Consolidation initiative being rolled out across the UK.

"We manage stock on behalf of a range of suppliers to Somerfield, and consolidate it into full loads for delivery into the Somerfield RDCs [regional distribution centres]," says David Bermingham, Managing Director, TNT Newsfast/TNT Network Logistics.

TNT Network Logistics, the largest high-quality multi-user network in the UK, has long standing experience in operating primary consolidation centres for multiple retailers.

The Somerfield operation is based at TNT's 300,000 sq ft multi-user facility at Wisbech,

Cambridgeshire, which already focuses on services to the grocery trade. Other clients include Del Monte, Daybreak Foods and Hipp Baby Food.

Matthew Carroll, senior general manager business development manager who led the bid, says: "The business was secured after a thorough tender process. In the end it was recognised that TNT Network Logistics and the Wisbech Management had the experience and knowledge associated with operating and developing PCC operations."

Richard Parker, Head of Somerfield Primary Logistics says: "The TNT Wisbech site was selected as the best fit for the Somerfield Ambient Consolidation programme as it met with all of the criteria of our rigorous tender process."

Larry Breen, MD of Concept BSP adds:. "The location of TNT Wisbech, combined with the team's previous experience, professional attitude and the high standards within the business were all primary indications that they were the appropriate choice of operator for Somerfield's South East PCC."

Concept BSP's supply chain consultants have provided the strategy and project support throughout Somerfield's Ambient Consolidation scheme.

TNT Network Logistics is part of TNT Newsfast, the market leader in the distribution of national newspapers and consumer magazines from publishers to wholesalers. As well as the fmcg market, the company also specialises in services to the publishing, stationery, packaging and book trades.

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, FMCG & retail and publishing & media.

TNT Logistics employs appr. 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of €3.556 billion. The TNT Logistics web site address is: www.tntlogistics.com. TNT Logistics is a division of TNT N.V., website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 12 June 2006